UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

VERRA MOBILITY CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92511U102

(CUSIP Number)

S. Kris Agarwal

Platinum Equity Advisors, LLC

360 North Crescent Drive, South Building

Beverly Hills, CA 90210

(310) 712-1850

With a copy to:

Matthew B. Dubeck

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, CA 90071

(213) 229-7622

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92511U102	Page 2

1.	Names of Reporting Persons: PE Greenlight Holdings, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 11, 2018. See Item 5 of this Amendment No. 1 to Schedule 13D.

CUSIP No. 92511U102	Page 3

1.	Names of Reporting Persons: Platinum Equity Capital Partners IV, L.P.
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person PN

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 11, 2018. See Item 5 of this Amendment No. 1 to Schedule 13D.

CUSIP No. 92511U102	Page 4

1.	Names of Reporting Persons: Platinum Equity Partners IV, L.P.
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person PN

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 11, 2018. See Item 5 of this Amendment No. 1 to Schedule 13D.

CUSIP No. 92511U102	Page 5

1.	Names of Reporting Persons: Platinum Equity Partners IV, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 11, 2018. See Item 5 of this Amendment No. 1 to Schedule 13D.

CUSIP No. 92511U102	Page 6

1.	Names of Reporting Persons: Platinum Equity Investment Holdings IV, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 11, 2018. See Item 5 of this Amendment No. 1 to Schedule 13D.

CUSIP No. 92511U102	Page 7

1.	Names of Reporting Persons: Platinum Equity Investment Holdings IV Manager, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 11, 2018. See Item 5 of this Amendment No. 1 to Schedule 13D.

CUSIP No. 92511U102	Page 8

1.	Names of Reporting Persons: Platinum Equity InvestCo, L.P.
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person PN

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 11, 2018. See Item 5 of this Amendment No. 1 to Schedule 13D.

CUSIP No. 92511U102	Page 9

1.	Names of Reporting Persons: Platinum Equity Investment Holdings IC (Cayman), LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 11, 2018. See Item 5 of this Amendment No. 1 to Schedule 13D.

CUSIP No. 92511U102	Page 10

1.	Names of Reporting Persons: Platinum InvestCo (Cayman), LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 11, 2018. See Item 5 of this Amendment No. 1 to Schedule 13D.

CUSIP No. 92511U102	Page 11

1.	Names of Reporting Persons: Platinum Equity Investment Holdings, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,739,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,739,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,739,744
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 34.4%*
14.	Type of Reporting Person OO (Limited liability company)

*

Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 11, 2018. See Item 5 of this Amendment No. 1 to Schedule 13D.

CUSIP No. 92511U102	Page 12

1.	Names of Reporting Persons: Platinum Equity, LLC
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,891,293*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,891,293*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,891,293*
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 37.7%*
14.	Type of Reporting Person OO (Limited liability company)

*

Includes 57,280,088 shares of Class A Common Stock and 2,611,205 shares of Class A Common Stock issuable upon exercise of 2,611,205 warrants to purchase Class A Stock. Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 11, 2018. See Item 5 of this Amendment No. 1 to Schedule 13D.

CUSIP No. 92511U102	Page 13

1.	Names of Reporting Persons: Tom Gores
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,891,293*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,891,293*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,891,293*
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 37.7%*
14.	Type of Reporting Person IN

*

Includes 57,280,088 shares of Class A Common Stock and 2,611,205 shares of Class A Common Stock issuable upon exercise of 2,611,205 warrants to purchase Class A Stock. Percentage of Class A Common Stock beneficially owned based on 156,056,642 shares of Class A Common Stock outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 11, 2018. See Item 5 of this Amendment No. 1 to Schedule 13D.

CUSIP No. 92511U102	Page 14

Introductory Note

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2018 (the “Schedule 13D”) by the reporting persons identified therein with respect to the Class A common stock, par value $0.0001 per share (the “Class A Stock”), of Verra Mobility Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined have the meaning given them in the Schedule 13D.

Effective December 31, 2018, the Reporting Persons implemented an internal restructuring of certain affiliated entities in which Platinum InvestCo (Cayman), LLC acquired the controlling interest in Platinum Equity InvestCo, L.P. that was previously held by Platinum InvestCo, LLC. As a result of the restructuring, Platinum InvestCo (Cayman), LLC may be deemed a beneficial owner of shares of Class A Stock beneficially owned by Platinum Equity InvestCo, L.P. This Amendment No. 1 is being filed to reflect the current organization structure of the Reporting Persons and their current beneficial ownership of shares of Class A Stock.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is being filed by each of: (i) PE Greenlight Holdings, LLC, a Delaware limited liability company (“PE Greenlight”), (ii) Platinum Equity Capital Partners IV, L.P., a Delaware limited partnership (“PECP IV”), (iii) Platinum Equity Partners IV, L.P., a Delaware limited partnership (“PEP IV LP”), (iv) Platinum Equity Partners IV, LLC, a Delaware limited liability company (“PEP IV LLC”), (v) Platinum Equity Investment Holdings IV, LLC, a Delaware limited liability company (“PEIH IV”), (vi) Platinum Equity Investment Holdings IV Manager, LLC, a Delaware limited liability company (“PEIH IV Manager”), (vii) Platinum Equity InvestCo, L.P., a Cayman Islands exempted limited partnership (“PEI LP”), (viii) Platinum Equity Investment Holdings IC (Cayman), LLC, a Delaware limited liability company (“PEIH IC LLC”), (ix) Platinum InvestCo (Cayman), LLC, a Cayman Islands limited liability company (“PI LLC”), (x) Platinum Equity Investment Holdings, LLC, a Delaware limited liability company (“PEIH LLC”), (xi) Platinum Equity, LLC, a Delaware limited liability company (“Platinum Equity”), and (xii) Tom Gores, an individual and citizen of the United States (each person or entity listed in clauses (i)-(xii), a “Reporting Person” and, collectively, the “Reporting Persons”). The address of the principal place of business and principal office of each Reporting Person is 360 North Crescent Drive, South Building, Beverly Hills, California 90210.

The Reporting Persons are principally engaged in the business of investments in securities. The principal purpose of PE Greenlight is to hold shares of Class A Stock. PECP IV holds a majority membership interest in PE Greenlight and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PE Greenlight. PEP IV LP is the general partner of PECP IV and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PECP IV. PEP IV LLC is the general partner of PEP IV LP and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PEP IV LP. PEIH IV is the sole member of PEP IV LLC and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PEP IV LLC. PEIH IV Manager is the sole manager of PEIH IV and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PEIH IV. PEI LP owns all of the economic interests in PEIH IV and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PEIH IV. PEIH IC LLC is the general partner of PEI LP and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PEI LP. PEIH LLC is the sole member of PEIH IC LLC and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PEIH IC LLC. PI LLC holds a controlling interest in PEI LP and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PEI LP. Platinum Equity is the sole member of PEIH IV Manager and PEIH LLC and may be deemed to beneficially own the shares of Class A Stock beneficially owned by each of PEIH IV Manager and PEIH LLC. Platinum Equity and Tom Gores, together, hold a controlling interest in PI LLC and may be deemed to beneficially own the shares of Class A Stock beneficially owned by PI LLC. Tom Gores is the Chairman and Chief Executive Officer of Platinum Equity and may be deemed to beneficially own the shares of Class A Stock beneficially owned by Platinum Equity. Mr. Gores disclaims beneficial ownership of all the shares of Class A Stock held by each of the entities listed above with respect to which he does not have a pecuniary interest.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is filed as Exhibit 1 hereto.

None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 92511U102	Page 15

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons may be deemed to beneficially own the number of shares of Class A Stock (including shares of Class A Stock underlying Class A Warrants) set forth in the table below, representing the approximate percentage of the Issuer’s outstanding shares of Class A Stock set forth in the table below as calculated pursuant Rule 13d-3 (based on the 156,056,642 shares of Class A Stock stated to be outstanding as of November 8, 2018 by the Issuer in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 11, 2018 (the “Issuer 10-Q”).

The following sets forth the aggregate number of shares and percentage of Class A Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, based on 156,056,642 shares of Class A Stock outstanding as of November 8, 2018, as reported in the Issuer 10-Q.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
PE Greenlight Holdings, LLC	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum Equity Capital Partners IV, L.P.	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum Equity Partners IV, L.P.	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum Equity Partners IV, LLC	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum Equity Investment Holdings IV, LLC	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum Equity Investment Holdings IV Manager, LLC	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum Equity InvestCo, L.P.	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum Equity Investment Holdings IC (Cayman), LLC	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum InvestCo (Cayman), LLC	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum Equity Investment Holdings, LLC	53,739,744	34.4%	0	53,739,744	0	53,739,744
Platinum Equity, LLC	59,891,293	37.7%	0	59,891,293	0	59,891,293
Tom Gores	59,891,293	37.7%	0	59,891,293	0	59,891,293

None of the Reporting Persons has engaged in any transaction in shares of Class A Stock in the 60 days prior to the filing hereof.

CUSIP No. 92511U102	Page 16

Item 7.	Materials to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 1	Joint Filing Agreement pursuant to Rule 13d-1(k).

Exhibit 2	Investor Rights Agreement, dated as of October 17, 2018, by and among Verra Mobility Corporation and PE Greenlight Holdings, LLC (filed as Exhibit 10.3 to the Current Report on Form 8-K of the Issuer on October 22, 2018 and incorporated herein by reference).

Exhibit 3	Merger Agreement, dated as of June 21, 2018, by and among Gores Holdings II, Inc., AM Merger Sub I, Inc., AM Merger Sub II, LLC, Greenlight Holding II Corporation and PE Greenlight Holdings, LLC, in its capacity as the Stockholder Representative (filed as Exhibit 2.1 to the Current Report on Form 8-K of the Issuer on June 21, 2018 and incorporated herein by reference).

CUSIP No. 92511U102	Page 17

Exhibit 4	Form of Investor Representation Letter (filed as Exhibit 2.1 (exhibit F thereto) to the Current Report on Form 8-K of the Issuer on June 21, 2018 and incorporated herein by reference).

Exhibit 5	Letter Agreement, dated January 12, 2017, by and among Gores Holdings II, Inc., Alec Gores, Mark R. Stone, Dominick J. Schiano, Andrew McBride, Randall Bort, William Patton, Jeffrey G. Rea and Gores Sponsor II LLC (filed as Exhibit 10.5 to the Current Report on Form 8-K of the Issuer on January 19, 2017 and incorporated herein by reference).

Exhibit 6	Second Amended and Restated Certificate of Incorporation of Verra Mobility Corporation, dated as of October 17, 2018 (filed as Exhibit 3.1 to the Current Report on Form 8-K of the Issuer on October 22, 2018 and incorporated herein by reference).

Exhibit 7	Power of Attorney of Tom Gores (filed as Exhibit 24 to the Form 3 of the Reporting Entities on October 19, 2018 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

PE GREENLIGHT HOLDINGS, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President and Treasurer

PLATINUM EQUITY CAPITAL PARTNERS IV, L.P.

By:	Platinum Equity Partners IV, L.P.,
Its:	General Partner

By:	Platinum Equity Partners IV, LLC,
Its:	General Partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

PLATINUM EQUITY PARTNERS IV, L.P.

By:	Platinum Equity Partners IV, LLC,
Its:	General Partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

PLATINUM EQUITY PARTNERS IV, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

PLATINUM EQUITY INVESTMENT HOLDINGS IV, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

PLATINUM EQUITY INVESTMENT HOLDINGS IV MANAGER, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

PLATINUM EQUITY INVESTCO, L.P.

By:	Platinum Equity Investment Holdings IC (Cayman), LLC,
Its:	General Partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

PLATINUM EQUITY INVESTMENT HOLDINGS IC (CAYMAN), LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

PLATINUM INVESTCO (CAYMAN), LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

PLATINUM EQUITY INVESTMENT HOLDINGS, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

PLATINUM EQUITY, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Executive Vice President, Chief Financial Officer and Treasurer

TOM GORES

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Attorney-in-Fact